Filed by Sabra Health Care REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

(Commission File No.: 001-37356)

The following is a transcript of the conference call of Sabra Health Care REIT, Inc. and Care Capital Properties, Inc. held on May 8, 2017.

SABRA HEALTH CARE REIT

Moderator: Rick Matros

May 8, 2017

5:30 am PT

[Edited]

Operator: Please stand by. We’re about to begin. Good day, ladies and gentlemen and welcome to the Sabra Health Care REIT announcement conference call. This call is being recorded. I would now like to turn the call over to Mr. Rick Matros, CEO. Please go ahead.

Rick Matros: Thank you. Hey, everybody. Thanks for joining us this morning. I’ll give you sort of an outline of the call first in terms of order of things. I’ll make some overviewing comments about why we did the deal. After that, I’ll kick it over to Ray Lewis, CEO of CCP who is here with us. And then we’ll kick it over to Harold Andrews, Sabra’s CFO and then we’ll go to Q&A.

Also joining us today in addition to Ray and Harold, we’ve got Talya Nevo-Hacohen, Sabra’s Chief Investment Officer, and Lori Wittman, CCP’s CFO.

So both boards have approved a combination in an all stock deal with a fixed exchange ratio of 1.123. This creates a premiere health care REIT thriving in the future of health care across various asset classes, skilled nursing, assisted living, independent living and memory care as well as behavioral health, excuse me, given the recent deal announced by CCP.

We’ll be the eighth largest health care REIT with an enterprise value of approximately $7.5 billion. We’ll have 564 investments across 43 states and Canada with 70 tenant relationships.

No tenant will comprise more than 11% of the portfolio based on cash NOI. We’ll have approximately $20 million in synergies with one of the lowest G&A loads in this space.

The deal is expected to be 14 to 16% accretive to AFFO in 2018. With this structured as a stock deal, the transaction is incredibly enhancing for both parties with rating agencies and reflects Sabra’s stated goal of becoming investment grade rated, positioning us with a cost of capital that we haven’t to this point had.

Our leverage will be modest. We’ll have greater scale, diversification and greater opportunities for shareholder to firmly grow than either company had on a standalone basis. The scale provides an opportunity to add value creation to asset recycling which we have ample experience at.

So in terms of the story going forward and anticipating what some of the questions will be, Sabra’s stated goal and what we’ve executed on is to diverse our asset class between skilled nursing and senior housing. And certainly, the combination of the two companies increases our exposure to skilled nursing. But let me make a couple of comments that relate to that.

One, we think the benefits of the deal and all the points that I just made, and I’m sure we’ll talk about it in more detail as we go through Q&A, far outweigh the fact that our skilled nursing exposure pops up for some period of time.

Secondly, I would emphasize that it doesn’t change our strategy. We’re not doing this to become a skilled nursing REIT. We will continue to focus on doing senior housing deals and expanding the senior housing component of our portfolio.

I’d also point out that we have our proprietary development pipeline which is almost exclusively senior housing. And that pipeline in total over the next few years will bring in $600 million in new purpose build assets into the company.

The other thing that I would note is the cost of capital improvement is going to be really important to us. When we think about the last year, and if you go back and look at my comments over the past few quarters, I have been very consistent with this.

We saw a real price dislocation last year in senior housing as the PEs started getting active in the space. And when I think about some of the deals that we couldn’t get done last year and look at where our cost of capital would be with our ratings upgrades post this deal, there were deals we could have gotten done last year. So this will make us more competitive, we believe, to continue to focus on the senior housing space and to compete for larger deals as well.

And the other point I would make is I’ve also been consistent in saying that we need to grow the company. We’re not going to bypass good skilled nursing deals, whether it’s a deal like this which is obviously transformational, or other skilled nursing deals that we happen to think are interesting and happen to like simply because we’re going to be stubborn and dig our heals in and say, you know, we’re only going to do senior housing. Especially if senior housing pricing doesn’t make sense, we’re not going to pay up for deals.

So rest assured you can take us at face value. When we did the spin, we were 100% skilled nursing. We did what we said we were going to do. And we will do that on a going forward basis.

And so a couple other more personal comments. I really want to thank Ray and Lori and the entire CCP team. They’ve done a fantastic job building the platform, combining these two companies. It really does help us because the top ten tenant exposure drops from 69% to 42%.

And obviously, you know, our primary issue here at Sabra has been the Genesis overhang. And Genesis will be 11% given effect to the pending sales and redeployment of those proceeds. So, you know, whatever concerns, you know, anybody had, and certainly that we’re focused on relative to tenant exposure, this improves that situation dramatically.

The other point I want to make is on last Friday, CMS put out a proposed rule. And there was an immediate negative reaction to that as is typical in this case. And we can talk about it in more detail.

But I would tell you from our perspective, we like what CMS is contemplating. Of course, none of us know whether it will get done or not. But it really seeks to do - CMS seeks to do what they weren’t able to do with RUGS 4, and that’s have a better balance between rehab therapy reimbursement and complex medical reimbursement.

And one of the things I think that’s been frustrating to the space is there hasn’t been the appropriate incentives in place for operators to pursue complex nursing medical patients. And so the emphasis continues to be on rehab.

And rehab is where you see the greatest pressure on length of stay. Well, we have operators that have focused on complex medical patients and have balanced their portfolios because there were state mechanisms in place to provide them with reimbursement incentives.

We see very nice margins. We see much higher length of stay because the complex medical patients tend to have longer lengths of stay. So I think those are all positive attributes of the system that CMS is contemplating.

I’d also point out that CMS has worked hand-in-hand with the American Health Care Association, which is a trade association in our industry. And that’s been going on for several years now. So one of the things that CMS does when they undergo assessments of various spaces when they’re putting models together, they have technical expert panels that focus on the metrics and put the models together.

The American Health Care Association has been involved in all five of those expert panels over the past four years. So this is something that’s being done hand-in-hand in cooperation with the industry. And that’s no small point.

The other point I would make, and this hasn’t really been picked up at least in any of the notes that I’ve seen, if the new system, if it’s to happen, will be a system that’s focused on characterization or per diem. What that means is that the minutes that we currently bill under in the therapy will be replaced by a characterization or per diem system.

And as all of you, I think, know when you look at, you know, the liability out there for the states, and particularly the focus of the DOJ in some of the cases that have been discussed over the past years, the focus is always on minutes. It’s always on ultra highs and very highs. And all that goes away if this were to come to pass. So those are all real positives. So there’s a byproduct that’s positive for the operators there as well.

So, you know, the fact that the proposed rule at least came out well after the point that we were working on this deal just, from our point of view, fortifies our focus and our point of view on the space.

And as you all know, I’ve spent, you know, two-thirds of my life operating in this space. We think this asset class is a really good asset class. We think we know it better than anybody else.

And we acknowledge that there were certain issues in the portfolio relative to coverage. And we relish the challenge of dealing with those kinds of things. It’s what we like to do. And we’ll execute on that. And I think everybody will really be pleased with the results of the combination of these two companies.

And with that, let me kick it over to Ray Lewis.

Ray Lewis: Thanks, Rick. Let me start by saying this transaction represents an outstanding outcome for both companies’ shareholders. As Rick mentioned in his remarks, the combined companies will have a scaled balance sheet, access to capital, tenant relationships and proven leadership to win in the increasingly competitive health care real estate market.

So for those reasons, I firmly believe this is the best path forward for both companies. That being said, it’s a bittersweet moment for me personally. You know, our team at CCP has worked tireless over the last 20 months since the spinoff from Ventas. It significantly improved the portfolio, made accretive acquisitions and strengthened our balance sheet, built a great operating platform and positioned the company for long-term success.

I’d be remiss if I didn’t take this moment to thank all of my hardworking and dedicated colleagues and directors at CCP for getting us to this point. But having built out our platform and balance sheet, we started this year with two very simple goals, to grow and diversify through accretive acquisitions and to continue to improve the portfolio through proactive asset management.

This transaction will significantly accelerate us on both goals and will move the company much farther and much faster than we could have moved on our own.

By combining with Sabra, we will immediately significantly diversify our portfolio by operator and asset class and materially improve our private pay mix. CCP will also gain many new customer relationships that the combined company can continue to invest and grow with.

And finally, you know, we expect to retain our investment grade balance sheet with enhanced scale, liquidity and access to capital. All of this should meaningfully lower our cost to capital and enable the combined company to continue to grow and diversify through accretive acquisitions as Rick mentioned in his remarks.

Before turning the call back to Harold, I’d like to touch on one more point. You know, since the spinoff, we’ve been very active in managing our portfolio. We’ve disposed of or are under contract to sell 35 non-strategic properties, which stabilized and improved the operations of over 60 properties by transition of the stronger and better quality operators who are positioned to succeed in the forward-looking environment.

And we’ve committed over $100 million of redevelopment capital to improve the remaining portfolio. In short, the portfolio that we’re combining with Sabra is a much stronger and better positioned portfolio than we inherited at the spin.

But while the low hanging fruit has been plucked, what energizes me about this opportunity is that Rick and his team, with their operating backgrounds, are ideally suited to identify and monetize that next level of value that exists in our portfolio.

And I look forward to supporting Rick and his team as the director of the company as they capitalize on the many value creating opportunities that this transaction provides.

So with that, I’ll turn it over to Harold.

Harold Andrews: Thank you, Ray. I’d like to discuss at a very high level the implications of the merger for our capital structure and our cost of capital. First of all this is a very simple transaction from a financing perspective with a clear pathway to executing the financial requirements to get to close it.

First, the public bonds for both companies, which aggregate $1.2 billion will survive the merger, eliminating any refinancing risk for these notes. In addition, the Sabra mortgage debt, totaling $161 million and preferred equity of $138 million will also survive the merger.

It is also worth noting here that the legal structure of the merger is such that the operating partnerships will be merged into one, eliminating any structural subordination to either Sabra’s or CCP’s bondholders.

Second, the bank debt facilities, which include revolvers of $500 million for Sabra and $600 million for CCP and the term loans of both companies aggregating approximately $800 million are lent by the same bank with approximately 75% of the CCP bank group currently participating in the Sabra bank facilities and approximately 50% of the Sabra bank group participating in the CCP bank debt facilities.

This bodes well for our refinancing process for this piece of the capital stack. And we will immediately launch that process. We expect to have this piece completed well in advance of closing the merger.

The final pieces to address are two unsecured borrowings totaling $300 million and a secured bridge to HUD loan of $135 million currently in the CCP capital structure. We are optimistic that we will be able to retain relationships with these lenders upon closing the merger and will begin to work on that process immediately as well.

In summary, we are very confident we will secure all the requisite permanent financing prior to closing in a very orderly and favorable fashion and are excited about the potential for even better access to capital in the future and the potential new lender relationships the merger will afford us.

With respect to our debt maturities and cost of capital, the benefits are significant. As shown on Slide 10 of the presentation, the combined company is expected to immediately have a well laddered maturity schedule with less than 20% coming due in the next five years.

Slide 11 of the presentation highlights the marked improvement to our credit metrics and tenant concentrations that are a high focus of the rating agencies. Expected combined company leverage of 5.0 times in improvements in our interest coverage to 5.1 times in fixed charge coverage to 4.5 times highlight the credit enhancing nature of the merger for Sabra.

Improved tenant concentrations and asset class diversification for CCP were key elements in our discussions with the agencies, as were weighted average lease terms, which have less than 2% of our combined portfolio’s leases maturing in the next three years.

Based on our discussions over the past week with the agencies, we are pleased to learn that 2 of the 3 have indicated investment-grade ratings for the outstanding bonds on the combined company at the closing of the merger. We expect press releases will be issued from all three agencies sometime today.

This outcome with the two agencies is expected to have immediate positive implications for our cost of borrowings under the bank debt facility anticipated for the combined company. Furthermore, the significant jump in scale will enhance our access to capital in the future.

One final thought before I turn back to Rick. With respect to the dividend going forward, the AFFO accretion of 14 to 16% Rick mentioned earlier will provide us with an extremely well-covered dividend at the outset, and will provide for opportunities to increase the dividend as warranted, while staying within our policy of maintaining a dividend based on 80% of AFFO. With that I’ll turn it back to Rick.

Rick Matros: Thanks, Harold. And thanks, Ray. Why don’t we turn it over to Q and A now?

Operator: Thank you. If you would like to ask a question, please signal by pressing Star 1 on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press Star 1 to ask a question, and we will pause for just a moment to allow everyone an opportunity to signal for questions.

And we will take our first question from Chad Vanacore with Stifel. Please go ahead.

Chad Vanacore: Hi, good morning all.

Rick Matros: Hey, how are you doing, Chad?

Chad Vanacore: Hey. Pretty good. So could you break down the $20 million of synergies and the sources for us? How much of that from G&A, and how much from financing or other?

Rick Matros: The synergies are primarily the executive team change. And beyond that it’s just - it’s operational synergies, bringing the two companies together. We have a different platform for asset management — things like that.

Harold Andrews: And there’s no assumption in interest cost savings in those synergies.

Chad Vanacore: All right, so that could be beyond what you guys already do?

Harold Andrews: That’s correct.

Rick Matros: That’s correct.

Chad Vanacore: All right. And then what’s the target leverage for the combined company? I think Harold said somewhere around five times.

Harold Andrews: Yeah, that’s what we think will be at the onset, right around 5 times. Our policy has always been 4.5 to 5.5 times leverage. I think this transaction will put us at 5 to start. Over time we’d like to see getting debt down below 5 times. Doesn’t mean we won’t go back up to the 5.5 times if, you know, deals warrant it. But our objective is to get leverage down below 5 times over time.

Rick Matros: Yeah, I think that’s an important point, Chad. So if you see us popping up, it’s going to be short term. It’s going to be within the context of getting something done that we thought was really advantageous to the company. And you can expect us to get it back down shortly thereafter.

And while the low end has always been 4.5 in terms of the target for us, the low-end target will be even lower than that now.

Chad Vanacore: All right. Thanks, guys. And then just thinking about your refinancing opportunities - I’m sorry, Harold. Can you go over that again? You have the bank debt, term loans. And then did you say you were going to refinance that $300 million of debt? And the 135 bridger, that stays in place?

Harold Andrews: Well that’s with relationships outside of the bank group. And so there is a change of control provision on those loans. We have relationships with both of those lenders, and so we would like to keep those in place. One of them is a seven-year term loan which we really like, because most of the term loans are five years.

So the answer is we’re going to try to get those to roll. I think we have a good shot at that. And if we don’t, then we’ll just roll those into the bank financing.

Chad Vanacore: All right. And then just one more question from me. So, Rick, what do you see as the primary challenges with integration of these two companies?

Rick Matros: So and I don’t want any of my comments to make light of it, but I would say this. I’ve done a lot of integrations over the past 25 years, you know, as a CEO.

And all those integrations were one operational company acquiring another operational company, which is a really huge undertaking when you talk about usually a complete elimination of someone else’s corporate infrastructure, which is typically huge in an operational company, bringing tens of thousands of employees together, and all the cultural challenges that that presents.

You know, in this case, you know, neither one of us has that many members of our team, so it’s not quite the same. I think culturally it’s a simpler task to maintain the kind of culture that we want to have, because you don’t have all these operational people spread all over the country out in the field.

And so, you know, the focus is really on just ensuring that culture, making sure that we take the right amount of time in this transition opening next year, so that the systems all mesh and we look at the best practices on both sides, and make sure that we take advantage of the best practices on both sides.

And that’s one thing that, you know, I’ve always prided myself on in every transaction I’ve done, even when we were the larger acquirer in the past. We’ve always assumed that whoever we’re acquiring, we’re acquiring because we think they bring great value, which means they have best practices that we can learn from. And so that’ll be the mindset here as well.

So I really don’t see - it’s always a challenge to put things together, so yet I’m not making light of it. And I don’t see any challenges that cause me any great concern.

Chad Vanacore: All right, thanks. And hope you’re going to be heroes just for one day.

Rick Matros: Yeah, I had to call my own shot, you know?

Operator: And we will take our next question from Paul Morgan with Canaccord. Please go ahead.

Paul Morgan: Hi, good morning. And congrats on the transaction.

Rick Matros: Hey, Paul. How are you doing?

Paul Morgan: I’m good, thanks. Have you looked, you know, Rick, in terms of kind of what, you know, you think maybe the thoughts will be on kind of non-strategic asset sales from the combined portfolio?

And then kind of on the flip side from an acquisitions perspective, do you think because this kind of sends you back up in SNF concentration that your - kind of your acquisition bias going forward will be, you know, more focused on private payer? Or does this kind of shift that strategy at all?

Rick Matros: I’ll take the latter question first. It doesn’t shift the strategy. We will focus on private pay, but we’ve always been opportunistic. And so, you know, we have to see - we’re still not quite - we don’t have a whole lot of clarity yet on where pricing is on senior housing deals.

So, you know, as we said last year, you know, one of the important messages we wanted to convey to the market last year is even though we always had a burning desire to, you know, decrease our exposure to Genesis, we weren’t going to pay up for deals just to get that done. And we’re going to be disciplined about that. We were disciplined about that.

So we’re going to be opportunistic. You know, at some point, you know, pricing changes and environments change. So we will continue to focus on senior housing, and do as much of that as we can to get the exposure down.

And I’d also re-emphasize that with the proprietary development pipeline that we have that, you know, we’ve been talking about for some time, that’s starting to materialize in the second half of this year.

And so, you know, that’s a lot of stabilized assets over the next year with pure senior housing and purpose-built that will be coming into the portfolio. So we’re assured of having a steady flow of senior housing assets coming into the portfolio.

In terms of whether we’re going to do or not do any more skilled nursing deals, having announced this merger, there’s some really interesting skilled nursing deals out there. And so if we see skilled nursing deals out there that we like, we’re going to do them.

And, you know, one of the things I would point out is, you know, we’re at a little bit of an advantage versus some of the REITs that have been around longer, because outside of Genesis, all of the tenants that we’ve brought in, we’ve hand-picked.

And as you guys have seen over the past couple of years, and it’s really been obvious over the past four quarters, our skilled nursing statistics, excluding Genesis, are really, really good. You know, we’ve been bucking the trends. Our operator rent coverage has continued to improve actually over the past two years on a year-over-year basis. We have the highest skilled mix in this space.

And so our ability, you know, to identify those operatives that get it, that understand how the paradigm is changing and are making the adjustments within their business models to get there, you know, we think is advantageous. And our statistics bear us out.

So if we find operators out there who fit that profile for us, we’re going to do it. And, you know, there’s never really an issue there on price, because whether you’re paying something - paying an eight-handle on something in the skilled world or a nine-handle, you know, the yields are great.

And the other thing that we’ve done and will continue to do is we underwrite with really strong coverage. You know, we haven’t underwritten a deal yet on the skilled side, you know, at lower than (1.5). And while, you know, we might go into the 4 range on occasion, depending on what a deal looks like, you know, that coverage is really important to us.

And so we’ll make sure that whatever we do going forward, that we have that kind of strong coverage. Does that answer your question?

Paul Morgan: Yeah, thanks. The other part of it was just, you know, non-strategic asset sales. You kind of - you mentioned….

Rick Matros: Oh, yeah….

(Crosstalk)

Paul Morgan: …something like the accretion - yeah, yeah.

Rick Matros: Okay, so the one thing that’s - one of the numerous things that’s great about this deal is how accretive it is. It’s 14 to 16%. It gives us a lot of room to assess both portfolios in terms of additional asset sales. And really the focus is on sustainable rent.

And so, you know, we announced really on our last earnings call that once we complete the sale of these 35 Genesis facilities, which will be occurring over the next several months - or the latter half of the year, I should say, we’re going to continue to sell Genesis assets.

Now with the CCP portfolio, I mean, everybody’s aware that there are some operators there that have some tight coverage. And but it’s not just a matter of looking at the math. So obviously we look at the math and we see what’s there, and we know what it would take to get, you know, operators up to a certain level.

But it’s really more than that. You know, we’re going to - we want to get to know those operators on a qualitative basis. We know about half of the top ten operators, so there’s some familiarity there.

And really with the rent coverage issues, there are two tenants that are over sort of half the issue. So it’s not like there are problems throughout the portfolio. We’ve got a lot of really tremendous operators. And even some of the operators that have struggled with coverage are good operators.

And that’s where we’re going to dive down. We’re going to dive down and get to know those operators, see what we can do. They’re going to bring added value there, given our operational experience. And, you know, maybe we’ll wind up selling, you know, a few assets out of a particular portfolio that’ll raise the coverage for the rest of the portfolio.

You know, we also will be assessing, because we know that some of those operators have other sources of income that aren’t captured in the rent coverage. So we’ll take a look at that as well.

And that’s why, you know, it’s important for us to focus on sustainable rents rather than just look at the math and getting a particular operator from this coverage to that coverage.

And, you know, I think, you know, given some of the challenges that we face - and, you know, we’ve been really transparent about how we execute. And so you can count on the fact that we will address those issues. And we do want the coverage to be strong in the portfolio. We will take the actions necessary to get the coverage in the portfolio stronger.

And again, the accretion is so strong with this deal, we really have a lot of breathing room here to do what we need to do to improve coverages and still have a very nicely accretive deal.

Paul Morgan: Okay. So it’s not - those future actions aren’t included in the accretion math that you gave. But that could be something that gets - and you’re going to get more clarity on that, you know, even ahead of closing, you think?

Rick Matros: Yeah, maybe. It may be. You know, we need to spend time with the tenants, which obviously we couldn’t do before, you know, this announcement — spend some time, you know, out in the field. And so between now and closing, we’ll probably have some more clarity. I won’t commit to having every decision made by closing, but we will have some more clarity.

And, you know, primarily what I’m saying is we will do what we say we’re going to do, as we always have, and we’ll give clarity as we get more and more familiar with the portfolio, what actions we can take in conjunction with our new operating partners.

Paul Morgan: Okay, great. Thanks.

Rick Matros: Yes.

Operator: And we will take our next question from Tayo Okusanya from Jefferies. Please go ahead.

Tayo Okusanya: Hey, guys. Good morning. It’s good to see that post-merger you guys haven’t lost your sense of humor with the intro music.

Rick Matros: You know, Tayo, so the code name for the project was Purple Rain. We were Prince and CCP was Corvette. But I couldn’t get the licensing rights to that. Otherwise we…

(Crosstalk)

Tayo Okusanya: No worries. Yeah, a couple of quick ones from me. First of all, Harold, I mean if you guys end up with the investment-grade rating, how much do you estimate that kind of reduces your cost of capital on secured debt going forward?

Harold Andrews: So you know, it’s hard to predict at this point, exactly the implications. I think what I can say is our revolver and our term loans, there’s a separate grid for investment grade versus high yield ratings.

And so that could drop as high as about 20 or 30 basis points immediately. But obviously that new loan is not put in place so I can’t give a lot of specifics about that. But we do expect that benefit to hit immediately once we get that new term loan in place.

Tayo Okusanya: Got you. That’s helpful. Second one for me, the charge you put about the combination of the two companies is pretty interesting. On the SNF EBITDA coverage, you guys are excluding quite a few of the tenants. And I’m just trying to understand exactly why the credit enhanced tenants are being removed from the numbers to come up with the calculation?

Harold Andrews: Yes Tayo, that’s just a - that’s a matchup of the policy that Sabra has. As you recall, we pull out Genesis, we pull out Holiday, we pull out tenant and show those separately. And that will be the way we present coverages going forward, including those from the CCP portfolio as well. So it’s just a matter of matching up policies to our policy.

Tayo Okusanya: Do you have a sense what the numbers are, if you kind of included everything? So we just had a full kind of soup to nuts what the numbers are?

Rick Matros: Well what we did disclose in the footnote on that slide is that if you aggregate all of those tenants that we pulled out of there showing fixed charge coverage, then the aggregate fixed charge coverage for those tenants is 1.14 times.

Tayo Okusanya: Okay, so just for those tenants. Okay, that’s helpful. And then the other one for me is, on the fourth call I believe, you know CCP was fairly about, you know, some tenants that were having rent issues.

Could you talk about how you plan to address that? Whether that’s kind of built into your FFO - your AFFO accretion numbers? And just kind of talk a little bit about you know, how you plan to handle some of the challengers that CCP has been talking about in their portfolio.

Harold Andrews: Sure, sure. So the 14 to 16% accretion on AFFO does not include any assumptions on changes to rent. So what the 14 to 16% does is, when we model - when we do sensitivity analysis here on what’s sustainable rent may look like going forward, we have tremendous amount of room within that accretion to make some adjustments and still have an accretive deal. And that’s a part aside from all the other benefits of getting this deal.

So in terms of what we’re going to be doing is, you know you guys look at that math. We look at the math, but it’s more than looking at the math.

We know half the top ten tenants, there are some really good operators there including operators that are struggling with rent coverage. So we’re going to spend time - quality time with those tenants. And spending time in the field with those tenants getting to understand exactly what their business plans are, why they’re having the issues that they’re having. If they have any other sources of revenue that give us a greater comfort on rent sustainability then that’s going to be a consideration in our analysis.

You know if you’ve got a tenant out there with ten buildings and there are two or three that are dragging it down, then you work with that tenant on filling those two or three facilities. And maybe they want to remain a tenant.

We have a situation like we have with Genesis and we just sell the real estate. And they’ve got a new - they have a new landlord.

There are a variety of ways for us to look at this. But we will focus on it. Obviously it’s a key part of the focus in our decision to go forward with this. And CCP has already done a lot of really good work on this and a lot of good analysis.

Some of the problems they’ve addressed. There are other issues that they were in the process of addressing, and we’ll work together with the CCP team between now and closing.

And obviously having Ray on the Board on a go forward basis and all of his experience and the institutional knowledge that we’ll have with his portfolio is going to assist us greatly as well. So we’ll address coverage really, in a variety of ways.

And then the other one that’s a little bit more qualitative is - and we do think we’ve been able to do this with some of our tenants. You know we have a lot of operational expertise here within the company. And we think that we’ve been able to provide some value-adds to our existing tenant base.

And hopefully we can do the same thing with the CCP tenants as well. Whether it’s understanding their business plans and giving them incidence to that. Maybe making recommendations on other resources they could use to improve the business you know, whatever the case may be.

And also sharing best practices. One of the things that we feel good about within the Sabra portfolio is through our Operators Conferences, there’s really been a sharing of best practices between our operators.

And they would tell you that that’s been really helpful to them. We’ve had operators that visit each other’s operations and understand what they’re doing. And so you know, we’re going to try to create that environment on a go-forward basis with everybody as well.

Tayo Okusanya: Okay, that’s helpful. If you could just indulge me with one more, it’s actually one for Ray.

So you know you helmed CCP for about 22 months. It seemed like a great CEO Opportunity for you. You’ve decided it’s kind of in the best interest of shareholders to merge the companies. Kind of what’s next for you Ray?

Ray Lewis: Well, thank you Tayo. You know I’m really focused right now on running through the finish line on this transaction, making sure that we give Rick and his team the very best company we possibly can. So I’m not looking too much farther down the road.

I’m excited about the opportunity to join the board here and continue to support Rick and Harold and Talya as they continue to optimize the value in this portfolio. And then we’ll see what happens, you know, after that. But you know those are my two primary priorities at this moment.

Tayo Okusanya: All right, and we’ll be waiting.

(Crosstalk)

Harold Andrews: ((Inaudible)). Newport Beach. Yes, exactly.

Ray Lewis: That’s only in the wintertime. I’m looking forward to that.

Tayo Okusanya: All right, thank you.

Harold Andrews: Thank you.

Operator: As a reminder if you would like to ask a question please press star 1. And we will take our next question from Rich Anderson with Mizuho Securities. Please go ahead.

Rich Anderson: Thanks. Good morning. Congratulations everybody. Just a couple of questions. You know Rick you’re saying, you know, the accretion gives you room to you know, kind of manage what you now have.

How much do that, you know, sort of the downdraft from that 14 to 16% of initial accretion will come from fixing operational issues internally and/or just selling assets and sort of punting on situations that you don’t want long-term?

Rick Matros: Yes, so not as much as you think. Even if we think of you know, worst case scenario, which we actually don’t think, you know is going to happen, but in a sensitivity model you know, you keep it to extremes.

And we’re still going to be accretive, sort of mid-single digit to low double-digit range.

Rich Anderson: Right. But I mean do you think more of that down draft will come - I mean I guess the question is, if you are a $7.4 billion enterprise, what do you think the end game is in terms of size of company? Could you sell $1 billion worth of stuff or it’s not even nearly that much?

Rick Matros: No, it’s not nearly that much.

Rich Anderson: Oka and then….

Rick Matros: Let me just - one second. The other thing, I know sometimes you guys think we’re easily distracted, like how could we do a half a billion dollars in deals like we’re doing in Cyrus Park.

We’re really busy right now outside of the CCP merger. We’re as busy as we’ve ever been with our pipeline. So you know we’re not going to take a pause here. You know we’ve got a lot LLIs out that we’re going to continue to execute.

And so we expect to see continuing growth this year, notwithstanding this merger.

Rich Anderson: Okay. How many combined employees are there at the two companies, and how many will be left at the end of day do you expect?

Rick Matros: The number of combined employees I think today is something like 45ish. But in terms of how many we’ll have going forward, that we haven’t even thought about that. There are a lot of the people on both sides of the table here. And we’re going to spend time with all of them and figure out how best to fill out the infrastructure.

Rich Anderson: Okay. Just a couple of quick ones here. You mentioned your skill mix as being high. You know you get a drag on that number with the introduction to the CCP portfolio. And also the STAR ratings issue sort of kind of mid 2-1/2 to 2.7% average if I recall correctly, for the CCP portfolio.

So two items that maybe weigh down what you currently have in your portfolio, can you comment on how long it will take you to kind of get back to you know, a level on both the skill mix and the STAR ratings you know, so you’re sort of back to square one on those two issues?

Rick Matros: Yes, so let’s talk about mix first. First of all the CCP has been reporting Q mix as a lot of the folks do. And I keep trying to bang my head against the wall and educate everybody that Q mix makes no sense. It hasn’t made any sense since the 90s.

It’s all about skill mix. It’s all about Medicare and the Medicare Advantage because it’s skill mix that is a key indicator to whether you have an operator that is focused on broadening a clinical capability, providing the highest acuity possible which will best position those operators in a value based payment system.

So when you knock out - when you just look at their skill mix, so you’re basically excluding the private pay component of their Q mix, and their skill mix is approximately 40%. So while not quite as high as Sabra’s, actually still higher than most of the space by a long shot.

So the combined skill mix is about 41% which I still believe leaves us at the highest in the space.

The bigger issue really is just overall occupancy. It’s not mix. And so that’s really the key, is it will be a key focus on our part. You know when I noted earlier that there’s a lot of qualitative assessments here when you work with operators and you try to determine what they’re doing with their portfolios.

It isn’t just a math exercise. So part of that assessment is going to be, you know, what’s causing some of the occupancy issues that some of the operators may have. So skill mix isn’t the issue.

In terms of STAR ratings, you know STAR ratings - it takes a while to get STAR ratings up. And we will want to understand you know, what’s contributing to those STAR ratings. Whether there are just certain facilities within the portfolio that brings those STAR ratings down more than others for example.

You know if you look at Genesis and you look at their STAR Rating, most of their lower STAR ratings, the great preponderance of their lower STAR ratings are in their Medicaid oriented facilities.

And so - which actually for the most part will be unaffected by, you know, the impact of having low STAR ratings.

So in terms of assessing what we do with the various portfolios, do we sell a few buildings in a portfolio here or there, the STAR Rating will be another consideration that we take. So it’s a little bit difficult to anticipate, you know, exactly when you know, this will all be resolved because there’s also a certain subjectivity to STAR ratings.

But that will be part of the focus in the portfolio assessment, what we want to retain and what we don’t want to retain going forward.

And so most of the comment I made on Genesis is, some of those lower STAR ratings happen to be in markets we don’t think it’s going to be an issue whether they’re primarily have a Medicaid orientation or they’re more secondary or rural markets where there just aren’t very many options in terms of skilled nursing facilities. You’re not going to see the same kind of impact there. You going to have low STAR ratings.

Rich Anderson: Okay, fair enough. And then lastly, maybe for the future scratch golfer Ray Lewis, just curious how this process went? You know, to what extent was this a quiet deal between the two companies or was there more of a shop sort of process here? Just curious how that process went.

Ray Lewis: Well, so I’m not going to be able to talk a lot about that Rich. I mean all that stuff is going to be coming out in the proxy. So you kind of have to wait to see that.

But we considered a number of different strategic alternatives, and this was clearly the best path forward for the company.

Rich Anderson: Okay, fair enough. Thanks very much.

Rick Matros: Thanks.

Operator: And we will take our next question from Smedes Rose with Citi. Please go ahead.

Smedes Rose: Hi, thanks. So Ray you’ll be joining the Board of Sabra so, can we assume also that you’ll be entering some sort of non-compete agreement as well?

Ray Lewis: Well that’s already embedded in my employment agreement so yes, there will be a non-compete in place.

Smedes Rose: Okay. And then just I guess some of this you can’t talk about but, can you guys talk about you know, how long you’ve been in negotiations on this process?

Harold Andrews: Yes, you need to wait for the proxy, but it’s been quite some time that we’ve been talking. Ray and I have known each other for a long time. And so you know, that part of it is really easy. This has been really friendly, cooperative. Everybody sort of had the same the goals. So that part of it has been you know, really pretty awesome. But as Ray said, it will come out in the proxy.

Smedes Rose: Okay. And listen, Rick, you kind of talked about this a little bit, but, you know, on the one hand we have a lot of organic growth coming from your development pipeline, and then you also mentioned being able to kind of bid more aggressively and more competitively for your housing assets.

Do you have a sense of just kind of a timeline of when you would want to bring the portfolio up to kind of closer to a 50/50 balance, I guess?

Rick Matros: Yes, so it’s pretty difficult to anticipate because, you know, we’ve always just been ((inaudible)). And when looking at the past, you know, where do you think you’re going to be in two years or, you know, whatever the case may be. And, you know, and I sit there and say, you know, we could be a half a billion dollars strong or we could be $5 billion strong, it just depends on the opportunities.

And so, you know, I don’t want to be stubborn about things and say, okay, you know, we’ve got to build exposure to about 70% — which is not going to get anymore skill to build. I focus just ((inaudible)) we’ll be on Senior Housing.

We want to grow the company, and if there are good skills, you know, then we’re going to do that. And I have no doubt that, you know, at some point, we’ll see, you know, more growth on the Senior Housing side. These things ebb and flow, you know. And so, you know, I don’t want to have us dig our heels and be stubborn here.

And particularly, if we could continue to be as successful as we’ve been relative to the types of skilled nursing operators that bring in, and we’re only going to bring in operators that fit the criteria that I talked about earlier — then, you know, you’re going to have an operating portfolio with whatever percentage of skilled nursing operators you have, they’re going to have really good statistics.

You know, and when people talk about headwinds and, you know, all of this kind of stuff in the space, it’s all about the operator. And it’s not the foregone conclusion that everybody sort of suffers the same way as they’re sort of working their way through this paradigm, it’s all about the operator.

So you’ll see us balancing that over time, but I don’t want to put a number out there as sort of what our goals and what timeframe it’s going to happen is because that’s impossible to do ((inaudible)).

Smedes Rose: Okay, thank you.

Operator: And we will take our next question from Todd Stender with Wells Fargo, please go ahead.

Rick Matros: Hey Todd.

Todd Stender: Hi, good morning. Back to you Harold, I think you highlighted a 1.14 coverage that answered Tayo’s question.

That sounded like it included Senior Housing. And if it did, I wonder if you have an EBITDAR coverage for the combined SNF portfolio that did include Genesis.

Harold Andrews: We do not have a combined coverage that includes Genesis. The overall EBITDAR coverage for the portfolio on a combined basis is 1.56 — excluding those properties that have the corporate guarantees that we eluded too. The 1.14 are those tenants that have corporation guarantees, and those are primarily skilled nursing operators outside of Holiday and outside of tenant.

So I don’t know if that answers your question, but those are the figures.

Todd Stender: Okay, thank you. And then just on a combined basis, do you have a breakout of any what the percentage of SNF NOI comes from leases with EBITDAR coverage below one-times?

Harold Andrews: We do have analysis. Rick eluded to on the SNF coverage — or actually the overall portfolio coverage — there’s a couple of tenants that everybody is aware of that are larger on the CCB side that make up about 12% of the portfolio that have coverages less than one time, and then there’s a handful of other properties. When you aggregate them all, it’s around 20% that the portfolio has coverages at one times or below.

Todd Stender: Okay, thanks. Any update on Holiday? I don’t know if we’re going to wait for earnings or if you can comment on the Holiday portfolio.

Rick Matros: Yes, so our Holiday portfolio is doing really well and I’ll give you some numbers.

But one of the things that we pointed out in the last earnings call is that we do expect Holiday fixed charge coverage to be a little bit lighter over the next couple of quarters.

And some of you may be aware Holiday has been converting their operating model from a live-in manager model to an executive director model, and that’s been going on for some time. And they’re pretty much through it, and we think it’s held up really well and I’ll give you just a few numbers here.

As you all know, you know, between NHI and Ventas and Sabra, there were pretty hefty escalators on Holiday over the first few years. The NHI and Ventas escalators selloff at the end of 2016 are the full-off after the end of 2017.

But at the point in time that we did the deal, the Holiday portfolio that we acquired was operating at 39% EBITDA margins and 89% occupancy with 4% rev escalators since then and a complete overhaul of the model — which is really a major undertaking.

Today they stand at 90% occupancy and 40% EBITDAR. So they essentially held, sir, with pretty heavy escalators and going through a complete overhaul of their model.

So we have zero concerns about Holiday. We would do more with Holiday, we think they’re a really good operator. We think the management team is fantastic including Lilly, the new CEO, who has been exceptionally transparent with us, the communication has been fantastic. And so, yes, we just don’t have any concerns there.

Todd Stender: That’s helpful. Thanks, Rick.

Rick Matros: Yes.

Operator: And again, that is star 1 to ask a question. And we will take our next question from Eric Fleming with SunTrust. Please go ahead.

Eric Fleming: Hey, good morning, two quick questions. On the asset recycling program, is there an opportunity, you know, not to sell them outright but just move them within the portfolio given the extended tenant base?

Rick Matros: Say that one more time Eric?

Eric Fleming: Would there - is there an opportunity for you, instead of, you know, doing any of this outright selling out of the portfolio to, you know, move some of the assets from one existing tenant to another existing tenant given the expanded tenant base?

Rick Matros: Yes, absolutely. And, you know, most of our tenants are looking to grow so there may be some really good opportunities there, so maybe that’s suited to certain assets because of the markets that they’re in. So yes, absolutely. And we’ll be focused on that.

Eric Fleming: And just the other quick question is, you know, how are you looking at the behavioral health opportunities?

Rick Matros: So we like it. And the CCP deal has been talking to us in detail about that before they made the announcement, and wanted to be comfortable that we were comfortable as well.

I happen to know the guy that they bought the company from — or at least some of the principals that they acquired the company from.

We liked to - I used to run behavior health along with several of the other asset classes that I ran. So I always liked the space.

The challenge with the space historically has been the lack of really good operators with the right balance sheets and the right operating history. There’s only a few out there and the signature guys happen to be one of those few.

So I think what’s difficult to predict is how much you can grow off of the platform. But to the extent that the signature team, you know, wants to grow that platform, then we’re going to be supportive of that.

So, you know, we like this space a lot, and they are challenging in that space. I mean, you know, there’s been a much greater focus on mental health issues, reimbursements very stable. You know, it’s just - and we expect, actually, it to get even better going forward.

So we are completely on board with that deal, and the margins are strong there as well. So, you know, we’ll see where we can take it going forward, but we like it.

Eric Fleming: Great, thanks a lot.

Rick Matros: Thanks a lot. And the other point I would make, it’s actually also a much simpler business in the skilled business — just from execution perspective.

Eric Fleming: Appreciate the feedback.

Rick Matros: Yes.

Operator: And we will take our next question from Jonathan Hughes with Raymond James. Please go ahead.

Jonathan Hughes: Hey, good morning, thanks for taking my question.

Todd basically hit it earlier on the Holiday portfolio, so just one for me on G&A and synergies.

So there integration, you know, seems like a big ask especially when you factor in the Genesis sales and all the deals you mentioned. And I think I counted about 80 employees at the combined companies as of yearend. You think about half will survive?

You know, I mean I guess my question is do you think 45 employees is enough? It just seems like enough going on. I’m just curious, you know, how detailed was the analysis of the 15-20 million of synergies that you identified?

Rick Matros: Well I’ll say one thing, you know, I’m not going to sit here on the call and predict exactly what our headcount will be. But the analysis was detailed and, you know, that’s why we felt comfortable putting the number out there.

But I will say this. We have a triple net portfolio. It’s just not that complex. So, you know, we’re not going to need to quadruple the number of employees that we have at the company. We’ve got really good systems in place, and so, you know, it’s not what you think.

I think the one thing that everybody is underestimating, from our perspective about us historically is the capacity we have. You know, we have tremendous capacity here. We’ve got pretty slick systems in place, we have pretty much an automated asset management system that’s pretty tricked out and pretty unique in its space that really allows us to move more expeditiously on things. We’ve put a lot of effort into building that out with a third party.

So, you know, we’re just - you know, we’re going to have the resources we need. We’re here to get the job done. But I guarantee you we’re not going to come back to you a year from now and say, “Oops, we were wrong in the $20 million, it’s $10 million.” It’s not going to happen.

Harold Andrews: And Jonathan, let me add one point as well. The numbers that you’re adding up I believe include the Health Trust employees — which is a separate piece to the CCP portfolio of the investments that they have. That’s a separate issue that’s - and I’m not sure exactly how many employees they have. But if you’re adding up to 80, it’s got to be a significant number.

And so that’s separately considered in our analysis. We don’t - you know, they’re not part of the operations of the REITS.

Rick Matros: ((Inaudible)) analysis.

Ray Lewis: Yes, there’s about 30 employees at Health Trust, so in total, Harold.

Rick Matros: So as Harold, that’s outside of the analysis.

Jonathan Hughes: Okay, are those — just to be clear — are those 30 employees, are they included in CCP’s G&A from last year?

Group: Yes.

Jonathan Hughes: Okay. All right, fair enough, that’s it for me. Congrats guys.

Rick Matros: Thanks.

Ray Lewis: Thank you.

Operator: And we will take our next question from Smedes Rose with Citi. Please go ahead.

Smedes Rose: Hi, thanks. I wanted to ask you, I guess, how did you guys think about the value of Sabra and, you know, what shareholders of CCP are getting and kind of why is this the best deal for a CCP shareholder?

Ray Lewis: Well, you know, first and foremost, I think, as I mentioned in my opening remarks, the diversification of the two companies together, the increase in private pay, all of those things are just not really feasible for us in the near-term trying to do it on our own. So we really liked the way the combined companies look.

And then secondarily — and Rick made a couple of mentions of this — we really think this management team can — with their operating backgrounds — you know, can help extract a lot of value out of our portfolio. And we’ve talking a little bit about what some of those opportunities are.

But, you know, working with our operators to help identify opportunities to drive value in the assets at the next level I think is really exciting. And, you know, I think this team is going to, you know, be able to create a lot of value in the portfolio.

Smedes Rose: Okay, thank you.

Operator: That concludes today’s question-and-answer session. At this time, I will turn the conference back to Mr. Rick Matros for any additional or closing remarks. Please go ahead sir.

Rick Matros: Thank you again for your time today. We’re all accessible so, you know, reach out. And at closing market today, we’ll be issuing our earnings — just because we like to keep things interesting and happening here.

And we’ll have our earnings call tomorrow morning, and I’m sure, you know, you guys can call and can play back and you’ll have some time to digest this and think about some of the answers to the questions. And my guess is a lot of the Q&A of tomorrow earnings call will focus on this.

And we’ve tried to put the timing together on this, really, so that we can have as much outreach and you all can have as much accessibility as possible. So the idea of having the call today, you know, having on - maybe repeat discussions or enhanced discussions on an earnings call tomorrow, next week we’ve got a non-deal road show in New York and Boston and then in a few weeks after that we’ve got NAREIT.

So, you know, we’ll be out — we’ll be accessible — and always, we’ll return your calls and your emails as quickly as possible.

So thanks for the support and thanks for joining us this morning and we look forward to seeing you soon.

Operator: And that does conclude today’s conference. Thank you for your participation. You may now disconnect.

END

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Care Capital Properties, Inc. (“CCP”) with a wholly owned subsidiary of Sabra Health Care REIT, Inc. (“Sabra”). In connection with the proposed merger, Sabra intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a joint proxy statement/prospectus with respect to the proposed merger. After the registration statement is declared effective, Sabra and CCP will each mail the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA AND THE MERGER. Stockholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Sabra also can be obtained free of charge on Sabra’s corporate website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed with the SEC by CCP also can be obtained free of charge on CCP’s corporate website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

Participants in the Solicitation

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information concerning the ownership of Sabra securities by Sabra’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about Sabra’s directors and executive officers is also available in Sabra’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 25, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Information concerning the ownership of CCP securities by CCP’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about CCP’s directors and executive officers is also available in CCP’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 7, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements contained herein, including statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the SEC, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016 and Item 1A of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the SEC, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.